REXAM

SUPPL

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

07 June 2006



FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100

REXAM PRESS RELEASE

Rexam appoints new non executive director

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that Jean-Pierre Rodier is today joining the Rexam Board as an independent non executive director.

Jean-Pierre, who is 59, was Chairman and Chief Executive of Pechiney, the international aluminium and packaging group, from 1994 to 2003 when Pechiney merged with Alcan. Prior to that he was Chief Executive of Union Minière, a Belgian subsidiary of the Groupe Suez, and Chairman and Chief Executive of MetalEurop France. He has also held various positions in the French Ministry of Industry.

Jean-Pierre is a French national and Chevalier de la Légion d'Honneur. He studied engineering at the Ecole Polytechnique and specialised later at the Ecole Nationale Supérieure des Mines in Paris. He is currently Senior Advisor to Corporate Value Associates, an advisor to CVC Capital Partners and Chairman of Entreprises et Personnel, an association of major French companies that focuses on strategic human resources issues.

Commenting on the appointment, Rolf Börjesson, Rexam's chairman, said: "Jean-Pierre's international experience, along with his intimate knowledge of the packaging and aluminium industries from his time with Pechiney, will be of enormous benefit to the Board and to Rexam. We look forward to him working with us as we pursue our strategy for growth."

7 June 2006

Enquiries

Lars Emilson, Chief Executive +44 20 7227 4100
Andrew Mills, Group Communications Director

Financial Dynamics

Richard Mountain +44 20 7269 7291

Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies. We have some 23,000 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam has an ongoing turnover of approximately £3.2 billion and is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com.